Exhibit 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces First Quarter 2017 Financial Results

REHOVOT, Israel – May 11, 2017 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders, today announced financial results for the first quarter ended March 31, 2017.

“We are pleased with our continued clinical progress for our lead product candidates, and remain on track to achieve our anticipated milestones for ND0612 and ND0701,” stated Oded Lieberman, PhD, CEO of NeuroDerm. “Our recently announced preclinical, life cycle management product candidate ND0901 demonstrates our long term commitment to the treatment of Parkinson's Disease and to continuous levodopa delivery, and we are excited to be developing another potential treatment option for patients suffering from this debilitating disease. We had the opportunity to meet with many patients during the Parkinson’s Unity Walk, which took place in New York City last month, and their support of our efforts was both gratifying and an important reminder of the urgency with which new treatments are needed.”

Recent Highlights

Announced ND0901, a continuous, subcutaneous, follow-on life cycle management product for the treatment of Parkinson’s disease

At its first Investor Day this past April, the Company announced a new drug-device candidate for continuous subcutaneous LD/CD delivery. This pre-clinical drug candidate comprises a novel, concentrated aqueous LD prodrug, and will potentially be developed for treating Parkinson’s disease motor complications. Clinical development of ND0901 is anticipated to start by early 2018.

Upcoming Milestones

The currently anticipated timelines for the ongoing and upcoming clinical trials are as follows:

ND0612

U.S. Regulatory Pathway

•	Initiation of two PK trials expected in the second half of 2017

EU Regulatory Pathway

•	iNDiGO phase III efficacy trial (trial 007): trial completion expected in parallel with BeyoND study

U.S. and EU Regulatory Pathway

•	BeyoND long term safety trial (trial 012): expected to complete in time to support 2018 submission of regulatory applications

ND0701

•	Meeting with the EU regulatory authorities: first half of 2017
•	Follow-on PK study for ND0701: initiation expected in 2017

Financial Results for the Quarter Ended March 31, 2017

Research and development expenses were $10.1 million in the three months ended March 31, 2017 compared to $4.1 million in the same period in 2016. The increase was primarily due to an increase in subcontractors and materials mainly from ongoing clinical trials and pre-clinical studies, and due to an increase in payroll and related expenses, including share-based compensation expenses, as a result of an increase in the number of employees.

General and administrative expenses were $3.3 million in the three months ended March 31, 2017 compared to $1.6 million in the same period in 2016. The increase was primarily due to an increase in share-based compensation expenses.

The company reported a net loss of $13.1 million in the three months ended March 31, 2017 compared to $5.4 million for the same period in 2016. The increase in net loss was primarily due to the increase in research and development expenses.

As of March 31, 2017, the company had cash and cash equivalents and short-term bank deposits totaling $142.3 million.

NeuroDerm is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. Accordingly, there is no assurance that NeuroDerm’s business will generate positive cash flow. As of March 31, 2017, NeuroDerm had an accumulated deficit of $193.8 million and its activities have been funded through public and private offerings of the company’s securities and issuance of convertible loans and warrants.

Additional Information

NeuroDerm hosted its first Investor Day on April 21, 2017 and provided a thorough review of its product candidates and timelines. Therefore, the company will not host a conference call surrounding first quarter, 2017 financial results, but plans to resume quarterly updates surrounding the release of second quarter financial results. Individuals interested in listening to the Investor Day presentation may do so by clicking here.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	March 31,
Assets:	2016	2017

Current Assets:
Cash and cash equivalents	$107,178	$21,925
Short- term bank deposits	45,058	120,332
Prepaid expenses and receivables	2,666	2,956
	154,902	145,213
Non-Current Assets:
Restricted bank deposit	105	112
Long-term prepaid expenses	141	144
Property, plant and equipment, net	915	1,098
	1,161	1,354
Total Assets	$156,063	$146,567

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	March 31,
	2016	2017
Liabilities and Shareholders’ Equity

Liabilities:
Current Liabilities:
Accounts payable:
Trade	$1,736	$1,842
Other	4,757	4,938
Total Liabilities	6,493	6,780

Shareholders’ Equity:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2016 and March 31,2017, issued and outstanding –26,335,098 and 26,338,198 shares at December 31, 2016 and March 31, 2017, respectively	49	49
Additional paid-in capital	320,339	320,343
Share-based compensation capital reserve	11,956	15,220
Accumulated deficit	(180,734)	(193,785)
Foreign currency translation differences	(2,040)	(2,040)
Total Shareholders' Equity	149,570	139,787
Total Liabilities And Shareholders' Equity	$156,063	$146,567

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2016	2017
Operating expenses:
Research and development	$4,130	$10,140
General and administrative	1,552	3,274
Operating loss	5,682	13,414
Financial income	335	371
Financial expenses	3	8
Financial income, net	(332)	(363)
Net loss	5,350	13,051
Basic and diluted loss per ordinary share	$0.25	$0.50

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Three months ended March 31,
	2016	2017
Cash Flows From Operating Activities:
Net loss	$(5,350)	$(13,051)
Adjustments in respect of:
Depreciation	11	43
Share-based compensation to employees and service providers	795	3,264
Interest and exchange differences on bank deposits and restricted bank deposits	74	(283)
Exchange differences in respect of cash and cash equivalents	(166)	(93)
	(4,636)	(10,120)
Changes in asset and liability items:
Increase in prepaid expenses and receivables (including non-current portion)	(480)	(290)
Increase in accounts payable:
Trade	607	106
Other	346	181
	473	(3)
Net cash used in operating activities	(4,163)	(10,123)

Cash flows from investing activities:
Proceeds from exercise of options granted to employees	-	3
Net cash provided by financing activities	-	3

Cash flows from financing activities:
Purchase of property, plant and equipment	(37)	(226)
Investment in Short- term bank deposits	(24,000)	(81,250)
Proceeds from short-term bank deposits	15,000	6,250
Net cash used in investing activities	(9,037)	(75,226)
Decrease in cash and cash equivalents	(13,200)	(85,346)
Balance of cash and cash equivalents at beginning of year	84,735	107,178
Exchange differences in respect of cash and
cash equivalents	166	93
Balance of cash and cash equivalents at end of period	$71,701	$21,925
Supplementary information:
Interest received from cash and cash equivalents and bank deposits	$230	$36

# # #

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762